SKANSKA

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA



February 5, 2010

Our contact
Marianne Bergström

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Releases published January 29, February 2 and 5, 2010.

Best regards,
Skanska AB



Marianne Bergström

Published	Item	Document name	Required by
January 29, 2010	Press Release	Jan Odelstam new President of Skanska Commercial Development Nordic	law and by the listing agreement with Stockholm Stock Exchange
February 2, 2010	Press Release	Skanska preferred-bidder for the Essex Building Schools For the Future (BSF) in the UK, within the Private Finance Initiative (PFI) program	law and by the listing agreement with Stockholm Stock Exchange
February 5, 2010	Press Release	Year-end report, january-december 2009	law and by the listing agreement with Stockholm Stock Exchange
February 5, 2010	Press Release	Skanska acquires two residential projects in Gothenburg from SBC	law and by the listing agreement with Stockholm Stock Exchange



SKANSKA

Press release

January 29, 2010
8:30 a.m.

Jan Odelstam new President of Skanska Commercial Development Nordic

Jan Odelstam has been appointed new President of Skanska Commercial Development Nordic (CDN), the Skanska business unit that develops office premises, volume retail properties and logistics properties in Sweden, Denmark and Finland.

Jan Odelstam will commence duties immediately and replace Anders Kupsu, who, as announced earlier, will be assuming the position of President of the Diligentia property company on July 1.

Jan Odelstam has worked for Skanska since 1990, in a number of different management roles in the construction and commercial development streams; most recently as President of Skanska Property Stockholm, with responsibility for Skanska's commercial development in the Stockholm area.

"Jan Odelstam has extensive experience in commercial development and has been highly successful in developing and implementing property projects with excellent results for both our tenants and for Skanska. At an early stage, he was also a driving force in our efforts to produce environmentally compatible, green properties," says Johan Karlström, Skanska's President and CEO.

The new President of Skanska Property Stockholm will be Caroline Arehult. She has worked with commercial development for 11 years at Skanska, including as property manager and most recently as leasing and marketing manager for Skanska Property Stockholm.

Skanska Commercial Development Nordic initiates and develops property projects within office, logistics and commercial buildings. Office operations are concentrated in the three metropolitan areas in Sweden, the Copenhagen area in Denmark and Helsinki, Finland. Development of logistics and volume commercial properties is conducted in strategic areas in Sweden, Denmark and Finland.

For further information, please contact:

Claes Larsson, Executive Vice President, Skanska AB, Tel: +46 (0)10-448 88 15.
Jan Odelstam, President, Skanska Commercial Development Nordic, Tel: +46 (0)10-448 15 25.
Peter Gimbe, Press Officer, Skanska AB, Tel: +46 (0)10-448 88 38.
Direct line for the media: +46 (0)10-448 88 99.

This and previous releases can also be found at www.skanska.com.

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 55,000 employees in selected home markets in Europe, in the US and Latin America. Skanska's sales in 2008 totaled SEK 144 billion.

SKANSKA

Press Release

February 2, 2010
09:00 am CET

Skanska preferred-bidder for the Essex Building Schools For the Future (BSF) in the UK, within the Private Finance Initiative (PFI) program

Skanska, through a preferred-bidder contract, has been selected for developing, constructing and maintaining three schools for Essex County Council, in the UK.

The project will be conducted within the UK program for public private partnerships, PFI (Private Finance Initiative), which means that Skanska will assume responsibility for the financing, design and construction of the new schools, as well as the maintenance of the schools for a total of 26 years commencing in 2011.

Skanska Infrastructure Development's investment is estimated to amount to approximately GBP 6 M, about SEK 70 M, corresponding to a majority holding in the consortium that is responsible for the project. The consortium also includes RM plc, which is responsible for the schools' information and communications systems. RM plc is an international provider of education solutions and the UK's leading provider of ICT software, systems and infrastructure for schools.

This PFI project in Essex initially comprises three new schools to be developed in cooperation with the local authorities within the Essex Local Education Partnership (the Essex LEP) of which the Skanska-RM consortium holds an 80 percent share. The partnership covers a total period of ten years and further schools will be developed in future phases.

The construction assignment will be conducted by Skanska UK, which will also design and build a fourth school in addition to the three in this PFI agreement. The contract for the four schools is estimated to amount to approximately GBP 70 M, approximately SEK 800 M.

Financial close for this contract, including the completion of negotiations and financing, is expected during 2010.

Once this is finalized, the size of the company's investment and construction contract will be established. This will then be announced in a press release along with information on which quarter the construction

contract will be included in Skanska UK's order bookings and the timeframe for implementation.

Skanska already operates the UK's first LEP through the Bristol BSF program and has investments in two other PFI schools projects in the UK. Skanska's other major PFI projects in the UK include the widening of the M25 ring road in London, the street lighting network in Surrey and several large hospitals, such as Barts and The London Hospitals.

Skanska Infrastructure Development is a leader in the global Public Private Partnerships (PPP) market. The business unit invests in, develops and operates roads, hospitals, schools, power plants and other social infrastructure in partnership with the public sector.

Skanska UK reported revenues of SEK 17.9 billion in 2008, with about 4,900 employees. The company is active in building and civil construction, utilities and building services.

For further information please contact:

Tanya Barnes, Head of Communications, Skanska UK,
tel +44 1923 423 905
Peter Gimbe, Press Officer, Skanska AB, tel +46 10 448 88 38
Direct line for media: tel +46 10 448 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 55,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2008 totaled SEK 144 billion.

SKANSKA

Skanska AB

Mail SE-169 83 Solna, Sweden
Street Råsundavägen 2
Phone 46 10 448 8900
Fax +46 8 755 12 56

Website www.skanska.com
Reg. office Solna
Corp. ID 556000-4615

Public company (publ)

PRESS RELEASE

February 5, 2010

8.00 a.m. CET

Year-end Report, January–December 2009

Group highlights

SEK M	Jan-Dec 2009	Jan-Dec 2008	Oct-Dec 2009	Oct-Dec 2008
Revenue	136,803	143,674	34,653	39,026
of which revenue from divestments of properties in Commercial Development	*3,279*	*3,537*	*1,131*	*933*
Operating income	5,222	4,086	1,308	73
of which gains from divestments of properties in Commercial Development	*887*	*1,238*	*193*	*266*
Income after financial items	5,021	4,410	1,258	71
Profit for the period	3,628	3,157	881	-10
Earnings for the period per share after repurchases and conversion, SEK [1]	8.73	7.44	2.14	-0.09
Earnings for the period per share after repurchases, conversion and dilution, SEK [2]	8.69	7.42	2.12	-0.10
Capital employed, SEK bn	25.6	25.2		
Equity, SEK bn	20.5	19.2		
Interest-bearing net receivables (+)/net debt (-), SEK bn	12.5	9.2		
Return on capital employed, % [3]	21.2	18.3		
Return on equity, % [3]	18.9	15.9		
Operating cash flow before taxes, financing operations and dividends	7,033	1,422	3,797	2,705
Order bookings, SEK bn [4]	128.8	126.5	34.2	27.6
Order backlog, SEK bn [4]	136.5	142.4		

1 Earnings for the period attributable to equity holders divided by the average number of shares outstanding after repurchases and conversion
2 Earnings for the period attributable to equity holders divided by the average number of shares outstanding after repurchases, conversion and dilution
3 Rolling 12 months
4 Refers to Construction

January–December 2009 compared to January–December 2008

- Revenue amounted to SEK 136.8 (143.7) billion.
- Operating income for the Group amounted to SEK 5,222 M (4,086).
- Revenue in Construction decreased by 6 percent in Swedish kronor, and by 11 percent adjusted for currency rate effects.
- Operating margin in Construction increased to 3.9 (2.7) percent.
- Operating income in Construction increased by 34 percent and amounted to SEK 5,047 M (3,761).
- During the year, Skanska sold commercial properties worth SEK 3,279 M (3,537), with capital gains totaling SEK 887 M (1,238).
- Income after financial items amounted to SEK 5,021 M (4,410).
- Profit for the year totaled SEK 3,628 M (3,157) and earnings per share amounted to SEK 8.73 (7.44).
- Operating cash flow before taxes, financing activities and dividends amounted to SEK 7,033 M (1,422).
- At year-end 2009, interest-bearing net receivables amounted to SEK 12.5 (9.2) billion.
- Order bookings increased by 2 percent and amounted to SEK 128.8 (126.5) billion. Adjusted for currency rate effects, order bookings decreased by 3 percent.
- Order backlog totaled SEK 136.5 (142.4) billion, equivalent to 13 (11) months of construction.
- The Board of Directors proposes a dividend of SEK 6.25 (5.25) per share of which SEK 5.25 (5.25) per share as regular dividend and SEK 1.00 (0.00) per share as extra dividend.

Comments from Skanska's President and CEO Johan Karlström:

- The fourth quarter and 2009 as a whole showed strong earnings. Margins in several Construction business units showed record levels, with strong cash flow. Important reasons were successful risk management and well-executed projects, plus the fact that we reduced overhead costs as revenue declined. When the financial crisis materialized during the autumn of 2008, we allocated extra resources to identifying and reducing risks that were connected to the sharply deteriorating economic situation. These efforts prevented bad debt losses and also had a positive impact on cash flow.
- Sales both in completed and ongoing projects have developed well and we are now focusing on increasing the number of new projects in order to meet demand. In Commercial Development, despite the prevailing market situation we succeeded in leasing 41,000 sq. m (441,000 sq. ft.) during the fourth quarter and 98,000 sq. m (1.05 million sq. ft) of commercial space during the year and continued to carry out commercial property transactions with good results.
- In Infrastructure Development, during the fourth quarter of 2009 we signed the year's third binding contract related to future projects, and we began the divestment process concerning our stake in the Autopista Central toll highway in Santiago, Chile. In addition, early 2010 have been eventful for us. We were selected as the preferred bidder to develop two public-private partnership projects: schools in Essex, U.K., and a highway in Chile. We also signed an interim agreement to conduct a feasibility study related to the Midtown Tunnel project in Virginia in the United States.
- Although the fourth quarter showed good order bookings, we expect continued revenue declines for Construction in several of our markets. Based on the information we have today, we expect revenue to decline by another five percent in local currencies during 2010. Because we have a shrinking total market with surplus capacity, we expect continued intense competition and pressure on tender margins. We see clear signs that the Nordic housing market has recovered, but the situation is still far from normal in the nonresidential building construction segment.
- Based on our operational and financial position, however, I see good potential to continue developing the Company, both with regard to construction and project development.

Market outlook

Construction

European markets for building construction remain weak, both in residential and other private construction. Requests for new projects from private customers remain low. However, we see clear signs that residential construction activity in the Nordic countries is increasing, although it will take time before new projects emerge. In the British market, we expect reduced public construction investments over the next several years, which will intensify competition in an already highly competitive market. The U.S. market is generally weak, but in some segments such as healthcare, education and public administration there is relatively good demand.

Civil construction markets, where the public sector represents a significantly higher proportion of customers, continue to show a relatively stable trend, since declining tax revenue at the local level is being offset to some extent by spending at the national level. We can now see that the large government stimulus packages will have a positive impact on civil construction markets, especially in the U.S.

Residential Development

The housing markets in Sweden and Norway are performing well, with a good pace of sales and a positive price trend. The housing market in Finland is now also doing well, with higher demand and a positive price trend. In the Czech Republic and Slovakia, the markets remain weak. Interest rate levels and the development of consumer confidence are crucial for the development of the residential market.

Commercial Development

Vacancy rates in the Nordic and Central European office markets continue to increase, which also means a general squeeze on rent levels. Demand for high-volume retail space remains weak. Yield requirements by property investors, which rose during the first half of 2009, have now stabilized but investors remain very selective in choosing properties to invest in. Modern green properties in good locations with creditworthy tenants on long-term leases are the properties that investors are primarily interested in.

Infrastructure Development

The volume of public-private partnership (PPP) projects in the United Kingdom is still significant. In other markets, the supply of projects is more limited, but there is incasing interest in PPP solutions. As financial markets have improved, the potential for new PPP projects has also increased.

Order bookings and backlog in Construction, SEK bn



175.0
150.0
125.0
100.0
75.0
50.0
25.0
0.0
Q4 07
Q1 08
Q2 08
Q3 08
Q4 08
Q1 09
Q2 09
Q3 09
Q4 09
Order backlog
Order bookings per quarter
Order bookings, rolling 12 month basis
Revenue, rolling 12 month basis

Order bookings

Order bookings increased by 2 percent compared to 2008, totaling SEK 128.8 (126.5) billion. Adjusted for currency rate effects, order bookings decreased by 3 percent. Order bookings were 2 (9) percent lower than revenue during 2009.

During 2009, Skanska USA Civil's order bookings were SEK 11.9 (13.7) billion, including SEK 5.5 (1.4) billion in the fourth quarter, which shows that increased bidding activity has now also resulted in a good order bookings. Order bookings were also strong in Norway, partly due to government stimulus measures. During 2009 Skanska Norway received orders there totaling SEK 11.3 (10.7) billion, of which SEK 4.7 (1.9) billion in the fourth quarter.

Order bookings during the fourth quarter included about SEK 3.6 billion related to a major infrastructure project being carried out by Skanska USA Civil, as well as the contract to renovate the Manhattan Bridge in New York City, worth about SEK 1 billion.

Contracts awarded to Skanska USA Building during the fourth quarter included a new phase of an ongoing building project with a contract value of about SEK 1.5 billion as well as construction of a new arts and culture building valued at about SEK 1.7 billion. The business unit also secured a construction management assignment worth about SEK 595 M related to an industrial building in Arizona and a construction management assignment for a hospital in Washington State totaling about SEK 500 M.

Skanska UK was contracted to provide mechanical and electrical installations for a major sports venue in East London for about SEK 620 M.

Skanska Poland secured an order to build a 25 km (16 mi.) expansion of the S-8 expressway northeast of Wrocław, where Skanska's portion of the contract totals about SEK 1.1 billion.

Skanska Norway received an assignment to construct the Strindheim road tunnel on the E6 highway, with a contract value of about SEK 905 M, and an assignment to construct a Clarion Hotel in Trondheim worth about SEK 680 M.

Order backlog

Order backlog decreased by 4 percent and totaled SEK 136.5 (142.4) billion at the end of 2009. Adjusted for currency rate effects, order backlog fell by 1 percent. Order backlog was equivalent to about 13 (11) months of construction.

Revenue and earnings

Performance analysis

SEK M	Jan-Dec 2009	Jan-Dec 2008	Oct-Dec 2009	Oct-Dec 2008
Revenue				
Construction	130,792	139,498	32,181	38,271
Residential Development	6,487	6,450	1,801	1,187
Commercial Development	4,148	3,961	1,322	1,080
Infrastructure Development	151	55	37	20
Central and eliminations	-4,775	-6,290	-688	-1,532
Skanska Group	**136,803**	**143,674**	**34,653**	**39,026**
Operating income				
Construction	5,047	3,761	1,330	961
Residential Development	151	-177	91	-530
Commercial Development[1]	836	953	126	124
Infrastructure Development	-115	396	-43	-169
Central	-679	-827	-238	-327
Eliminations[1]	-18	-20	42	14
Operating income	**5,222**	**4,086**	**1,308**	**73**
Net financial items	**-201**	**324**	**-50**	**-2**
Income after financial items	**5,021**	**4,410**	**1,258**	**71**
Taxes	-1,393	-1,253	-377	-81
Profit for the period	**3,628**	**3,157**	**881**	**-10**
Profit attributable to				
Equity holders	3,623	3,102	885	-44
Non-controlling interests	5	55	-4	34
Earnings for the period per share after repurchases and conversion, SEK[2]	8.73	7.44	2.14	-0.09
Earnings for the period per share after repurchases, conversion and dilution, SEK[3]	8.69	7.42	2.12	-0.10

1 Of which gains from divestments of commercial properties reported in:				
Commercial Development	799	1,183	145	249
Eliminations	88	55	48	17

2 Earnings for the period attributable to equity holders divided by the average number of shares outstanding after repurchases and conversion

3 Earnings for the period attributable to equity holders divided by the average number of shares outstanding after repurchases, conversion and dilution

Revenue declined by 5 percent to SEK 136.8 (143.7) billion. Adjusted for currency rate effects, it fell by 10 percent. Revenue in the Construction business stream decreased by 6 percent in Swedish kronor and by 11 percent in local currencies.

Operating income amounted to SEK 5,222 M (4,086). Currency effects increased operating income by SEK 246 M.

In the Construction business stream, operating income increased by 34 percent and amounted to SEK 5,047 M (3,761). Operating margin increased to 3.9 (2.7) percent. The strong margin improvement was primarily due to well executed projects and the fact that we are reducing our selling and administrative expenses at the pace of revenue decline. Operating margin improved mainly at Skanska UK to 2.5 (-2.9) percent, at Skanska Finland to 3.2 (0.2) percent and at Skanska Czech Republic to 4.5 (2.8) percent. Skanska USA Building, Skanska USA Civil and Skanska Norway reported both higher operating income and higher operating margins. Skanska Sweden made increased provisions for quality measures related to facades but maintain operating margin at good levels.

In Residential Development, operating income totaled SEK 151 M (-177). The operating margin in this business stream amounted to 2.3 (-2.7) percent. Net write downs on land, totaling SEK 28 M (408), reduced earnings. Income was still adversely affected by the fact that projects had been written down during the fourth quarter of 2008 did not contribute appreciably. Sweden and the Czech Republic reported positive earnings, both for the full year and the fourth quarter, while Finland showed positive earnings in the fourth quarter. Other markets showed negative earnings. All of Skanska's Nordic housing markets improved significantly during 2009.

Operating income in Commercial Development totaled SEK 836 M (953). Write downs on land, totaling SEK 79 M (102), reduced earnings. Operating income in the business stream included capital gains from property divestments amounting to SEK 799 M (1,183). Of this, SEK 597 M (675) was attributable to ongoing projects that were divested ahead of completion. For these projects, Skanska applied the percentage of completion method of accounting. In the Group accounts, an additional SEK 88 M (55) was reported due to reversals of previous intra-Group profit eliminations.

Operating income in the Infrastructure Development business stream totaled SEK -115 M (396). This included a write down of SEK 69 M related to a hydropower project in Brazil. Earnings in 2008 included realized development gains totaling SEK 684 M from the divestment of Skanska's stake in the Brazilian hydropower plant Ponte de Pedra and write downs / provisions of SEK 77 M.

Central expenses, including businesses that are being discontinued, totaled SEK -679 M (-827).

Net financial items amounted to SEK -201 M (324). For a specification of the items included in this figure, see page 9. Net interest income amounted to SEK 19 M (433). The deterioration in net interest income was primarily due to lower interest income on financial assets, a decrease in net financial items on pension liabilities as a consequence of the increase in pension liabilities during 2008 and lower capitalized interest in ongoing projects SEK 90 M (193). The net change in the market value

of financial instruments amounted to SEK -90 (15).. Other financial items totaled SEK -130 M (-124) and mainly consisted of currency rate differences.

Income after financial items amounted to SEK 5,021 M (4,410). Taxes for the year amounted to SEK -1,393 M (-1,253), equivalent to a tax rate of about 28 (28) percent. Profit for the year totaled SEK 3,628 M (3,157). Earnings per share for the year amounted to SEK 8.73 (7.44).

Investments and divestments

SEK M	Jan-Dec 2009	Jan-Dec 2008	Oct-Dec 2009	Oct-Dec 2008
Investments	-8,618	-13,182	-2,343	-3,342
Divestments	8,605	9,549	3,079	2,248
Net investments[1]	-13	-3,633	736	-1,094
1 Of which strategic investments/divestments	-61	-3	-12	3

In the Construction business stream, investments totaled SEK -1,981 M (-2,897). This item was mainly related to investments in property, plant and equipment for Skanska's own construction and manufacturing. Net investments in Construction amounted to SEK -666 M (-1,855). In 2009, depreciation of property, plant and equipment totaled SEK -1,377 M (-1,278).

In Residential Development, investments totaled SEK -2,898 M (-4,303), including about SEK -838 M related to acquisitions of land equivalent to 1,986 building rights. Of this SEK 838 M, SEK 206 M was related to an intra-Group purchase from Commercial Development. Divestments amounted to SEK 3,856 M (3,632). Net divestments in Residential Development amounted to SEK 958 M (-671).

In Commercial Development, investments totaled SEK -3,490 M (-5,556), including SEK 231 M related to investments in land. Divestments in the form of sale of completed properties, ongoing projects and shares totaled SEK 3,487 M (3,573). Of this SEK 3,487 M, SEK 206 M was related to an intra-Group sale to Residential Development. Net investments in Commercial Development amounted to SEK -3 M (-1,983).

Investments in Infrastructure Development amounted to SEK -445 M (-396) and divestments were SEK 137 M (1,283). During 2008, Skanska divested its stake in the Ponte de Pedra hydropower project. Net investments in Infrastructure Development totaled SEK -308 M (887).

The Group's total investments amounted to SEK -8,618 M (-13,182). Divestments amounted to SEK 8,605 M (9,549) and the Group's net investments were SEK -13 M (-3,633).

Operating cash flow and changes in interest-bearing net receivables

SEK M	Jan-Dec 2009	Jan-Dec 2008	Oct-Dec 2009	Oct-Dec 2008
Cash flow from business operations and net strategic investments by business stream				
Construction	7,305	5,914	3,918	4,854
Residential Development	55	-1,743	-192	-528
Commercial Development	840	-2,328	486	-801
Infrastructure Development	-281	749	-52	-257
Central and eliminations	-886	-1,170	-363	-563
Cash flow before taxes, financing operations and dividends	**7,033**	**1,422**	**3,797**	**2,705**
Taxes paid	-986	-1,926	-21	-294
Net interest items and other financial items	-347	460	-59	-21
Dividend etc.[1]	-2,545	-3,767	-150	-42
Cash flow before change in interest-bearing receivables and liabilities	**3,155**	**-3,811**	**3,567**	**2,348**
Translation differences, net receivables/net debt	-659	889	147	493
Change in pension liability	690	-2,433	600	-622
Reclassification, interest-bearing net receivables/net debt	227	0	218	0
Interest-bearing liabilites acquired/divested	0	39	0	39
Other changes, interest-bearing net receivables/net debt	-119	-35	35	64
Change in interest-bearing net receivables	**3,294**	**-5,351**	**4,567**	**2,322**
1 of which repurchases of shares	-355	-271	-152	-8

Cash flow before taxes, financing operations and dividends amounted to SEK 7,033 M (1,422).

In Construction, cash flow totaled SEK 7,305 M (5,914). The improved cash flow was explained in part by positive effects related to the financial close and start-up of the A1 expressway in Poland and the M25 orbital motorway in the United Kingdom, and in part by early payment plans from customers in several markets and by further improvement in working capital efficiency in most Construction business units.

In Residential Development, cash flow amounted to SEK 55 M (-1,743). Net divestments improved the positive cash flow. In Commercial Development, cash flow from business operations totaled SEK 840 M (-2,328). The improved cash flow was mainly due to decreased investments. In Infrastructure Development, cash flow amounted to SEK -281 M (749), where the

strong cash flow in 2008 was due to payment for the sale of Skanska's stake in the Ponte de Pedra hydropower plant in Brazil.

Central and eliminations amounted to SEK -886 M (-1 170). The improved cash flow was mainly due to decreased payments for discontinued operations.

Skanska's taxes paid amounted to SEK -986 M (-1,926). Dividends, repurchases of shares and adjustments on non-controlling interests totaled SEK-2,545 M (-3,767). Cash flow before changes in interest-bearing receivables and liabilities amounted to SEK 3,155 M (-3,811). The change in pension liability in defined benefit pension plans amounted to SEK 690 M (-2,433). The change in interest-bearing net receivables totaled SEK 3,294 M (-5,351).

Financial position

Skanska has a good financial position, with interest-bearing net receivables of SEK 12.5 (9.2) billion and an unutilized long-term credit facility of SEK 7.7 billion that runs through June 2014. Interest-bearing loans plus interest-bearing pensions and provisions totaled SEK 5.1 (5.9) billion. Of this amount, "Interest-bearing pensions and provisions" totaled SEK 2.3 (3.2) billion.

At year-end 2009, capital employed amounted to SEK 25.6 (25.2) billion.

The equity of the Group totaled SEK 20.5 (19.2) billion. The net debt/equity ratio amounted to -0.6 (-0.5), and the equity/assets ratio was 25.1 (23.1) percent.

Total assets in the consolidated statement of financial position amounted to SEK 81.4 (83.5) billion. Due to currency rate effects, total assets decreased by SEK 1.1 billion.

The carrying amount of current-asset properties totaled SEK 18.6 (18.6) billion, of which Commercial Development current-asset properties accounted for SEK 10.1 (9.6) billion. See the table on page 18.

Surplus value in project development business streams about SEK 12 billion

The appraisal of the market value of land in Residential Development showed surpluses of about SEK 1 billion.

The appraisal of market values in Commercial Development showed surplus values of about SEK 2.2 billion. For ongoing projects, Skanska reported accrued market value, which is defined as the carrying amount at the end of the year plus estimated surplus value upon completion multiplied by the degree of completion and the percentage of pre-leasing. See page 18 for details.

At year-end 2009, the appraisal of market values in Infrastructure Development showed surplus values at the Group level of about SEK 8.8 billion. This was approximately SEK 1.2 billion higher than at the end of the third quarter. The change was largely due to currency rate effects and a reduction in the carrying amount due to appraisal of the market value of interest rate swaps, in compliance with IAS 39. See page 19 for more details.

Exchange rates for the most important currencies

	Average exchange rates		Exchange rates on the balance sheet date	
SEK	Jan-Dec 2009	Jan-Dec 2008	Dec 31 2009	Dec 31 2008
U.S. dollar	7.65	6.59	7.19	7.72
British pound	11.92	12.09	11.40	11.19
Norwegian krone	1.22	1.17	1.24	1.11
Euro	10.62	9.63	10.30	10.94
Czech koruna	0.40	0.39	0.39	0.41
Polish zloty	2.46	2.74	2.50	2.63

Personnel

The average number of employees in the Group was 52,931 (57,815).

Parent Company

Net sales of the Parent Company during January-December were SEK 319 M (360). Operating income totaled SEK -208 M (-299). Income after financial items totaled SEK 2,482 M (3,110). The average number of employees in the Parent Company was 81 (87).

Accounting principles

This Year-end Report has been prepared in compliance with IAS 34, "Interim financial reporting," the Annual Accounts Act and the Securities Market Act. For the Parent Company, the Year-end Report has been prepared in compliance with the Annual Accounts Act and the Securites Market Act, which is pursuant to the Swedish Financial Reporting Board's recommendation RFR 2.2. Aside from presentation changes in compliance with IAS 1, the accounting principles for the Parent Company and the Group are unchanged compared to the most recently published Annual Report. Figures in tables are rounded off. The introduction of IFRS 8 has not caused any change in the Group's segment reporting.

Transactions with related parties

No transactions between Skanska and related parties having an essential effect on the Company's position and earnings have taken place.

Essential risks and uncertainty factors

The construction business is largely about risk management. Practically every project is unique. Size, shape, environment – everything varies for each new assignment. The construction industry differs in this way from typical manufacturing that occurs in permanent facilities with long production runs.

In Skanska's operations there are many types of contractual mechanisms. The degree of risk associated with prices of goods and services varies greatly, depending on the contract type. Sharp increases in prices of materials may pose a risk, especially in long projects with fixed-price commitments. Shortages of human resources and well as certain input goods may potentially have an adverse effect on operations. Delays in the design phase or changes in design are other circumstances that may adversely affect projects.

To ensure a systematic and uniform assessment of construction projects, Skanska uses a common model for identifying and managing risks throughout the Group. With the help of this model, Skanska evaluates construction projects continuously, from tender preparation to completion of the assignment, with regard to technical, legal and financial risks.

For further information about risks and a description of key estimates and judgments, see the Report of the Directors and Notes 2 and 6 in the Annual Report for 2008 as well as the above section on the market outlook.

Other matters

Repurchases of shares

At its meeting on May 5, the Board of Directors decided to exercise its authorization by the Annual Shareholders' Meeting to repurchase shares on the following conditions. On one or more occasions, however no longer than until the 2010 Annual Shareholders' Meeting, a maximum of 4,500,000 Series B shares in Skanska AB may be acquired for the purpose of securing delivery of shares to participants in the Skanska Employee Ownership Program. Acquisitions may only be made on the NASDAQ OMX Stockholm exchange at a price within the applicable range of share prices at any given time, meaning the interval between the highest purchase price and the lowest selling price. During the fourth quarter, 1,209,000 shares were repurchased in accordance with the authorization of the Annual Shareholders' Meeting, which means that a total of 3,419,000 shares have been repurchased within the framework of this authorization.

Events after the end of the report period

Conversion of shares

To ensure delivery of shares pursuant to Skanska's Share Award Plan related to the financial year 2006, 300,000 Series D shares were converted to Series B shares.

Skanska Infrastructure has signed four agreements

Skanska has sold its 35-percent holding of shares in the power plant Breitner Energética S.A for a nominal amount. The full value of the shares was written down in the fourth quarter 2009.

Skanska Infrastructure and its partners have signed an interim agreement on a feasibility study for a public-private partnership project in Virginia in the U.S. Skanska will conduct the study and develop a proposal for construction and operation of the Downtown Tunnel/Midtown Tunnel/Martin Luther King Freeway Extension.

The Ministry of Public Works in Chile has appointed Skanska preferred bidder for the development of a toll road in northern Chile. Provided that project financing is in place, Skanska Infrastructure Development will be responsible for design, construction, financing and management of the road for 20 years. Design and construction will be performed by Skanska Latin America and the contract is expected to total about SEK 2.1-2.5 billion.

Skanska, through a preferred-bidder contract has been selected for developing, constructing and maintaining three schools for Essex County Council, in the UK. The consortium, that Skanska is a part of, will assume responsibility for the financing,

design, construction and maintenance of the schools for a total of 26 years commencing in 2011. The construction assignment where a fourth school is included is estimated to amount to approximately SEK 800 M.

Annual Meeting

The Annual Shareholders' Meeting will be held at 5:00 p.m. on April 13, 2010 at the Berwaldhallen concert hall in Stockholm, Sweden.

Dividend for 2009

The Board of Directors proposes a dividend of SEK 6.25 (5.25) per share of which SEK 5.25 (5.25) per share as regular dividend and SEK 1.00 (0.00) per share as extra dividend for the 2009 financial year. The proposal is equivalent to a total dividend of SEK 2.580 M (2,185). No dividend is paid for the Parent Company's holding of its own Series B shares. The total dividend amount may change by the record date, depending on repurchases of shares and transfers of shares to participants in Skanska's long-term Share Award Program for 2006.

Financial reports during 2010

Skanska's interim reports as well as the Year-end Report are available for downloading on Skanska's website, www.skanska.com and can also be ordered from Skanska AB, Investor Relations.

The Group's reports during the 2010 financial year will be published on the following dates:

May 7	Three Month Report
July 23	Six Month Report
November 4	Nine Month Report

Solna, February 5, 2010

JOHAN KARLSTRÖM
President and CEO

This Year-end Report has not been subjected to a review by the Company's auditors.

The Skanska Group

Summary income statement

SEK M	Jan-Dec 2009	Jan-Dec 2008	Oct-Dec 2009	Oct-Dec 2008
Revenue	136,803	143,674	34,653	39,026
Cost of sales	-123,646	-131,532	-31,218	-36,139
Gross income	**13,157**	**12,142**	**3,435**	**2,887**
Selling and administrative expenses	-8,078	-8,932	-2,174	-2,751
Income from joint ventures and associated companies	143	876	47	-63
Operating income	**5,222**	**4,086**	**1,308**	**73**
Financial income [1]	294	536	119	106
Financial expenses [1]	-495	-212	-169	-108
Net financial items	**-201**	**324**	**-50**	**-2**
Income after financial items	**5,021**	**4,410**	**1,258**	**71**
Taxes	-1,393	-1,253	-377	-81
Profit for the period	**3,628**	**3,157**	**881**	**-10**
Profit attributable to:				
Equity holders	3,623	3,102	885	-44
Non-controlling interests	5	55	-4	34
Earnings per share after repurchases and conversion, SEK [2]	8.73	7.44	2.14	-0.09
Earnings per share after repurchases, conversion and dilution, SEK [3]	8.69	7.42	2.12	-0.10

1 of which				
Interest income	284	403	109	-6
Financial net pension costs	-36	101	-7	34
Interest expenses	-319	-264	-139	-25
Capitalized interest expenses	90	193	32	42
Net interest	*19*	*433*	*-5*	*45*
Change in fair value	-90	15	-9	3
Other net financial items	-130	-124	-36	-50
Net financial items	**-201**	**324**	**-50**	**-2**

2 Earnings for the period attributable to equity holders divided by the average number of shares outstanding after repurchases and conversion

3 Earnings for the period attributable to equity holders divided by the average number of shares outstanding after repurchases, conversion and dilution

Summary statement of comprehensive income

SEK M	Jan-Dec 2009	Jan-Dec 2008	Oct-Dec 2009	Oct-Dec 2008
Profit for the period	**3,628**	**3,157**	**881**	**-10**
Other comprehensive income				
Translation differences attributable to equity holders	-368	1,711	309	962
Translation differences attributable to non-controlling interests	-5	23	-1	10
Hedging of exchange rate risk in foreign operations	8	-378	-130	-286
Effects of actuarial gains and losses on pensions	764	-2,743	646	-703
Effects of cash flow hedges [1]	-168	-221	-198	-177
Tax attributable to other comprehensive inomce	-233	749	-209	164
Other comprehensive income for the period	**-2**	**-859**	**417**	**-30**
Total comprehensive income for the period	**3,626**	**2,298**	**1,298**	**-40**
Total comprehensive income attributable to				
Equity holders	3,626	2,220	1,303	-84
Non-controlling interests	0	78	-5	44
1 of which transferred to income statement	32	-42	-2	-12
2 of which tax related to				
- actuarial gains and losses on pensions	-215	735	-182	159
- cash flow hedges	-18	14	-27	5
3 Total effect on equity from actuarial gains and losses on pensions	549	-2,008	464	-544

Summary statement of financial position

SEK M	Dec 31 2009	Dec 31 2008
ASSETS		
Non-current assets		
Property, plant and equipment	6,303	6,919
Goodwill	4,363	4,442
Intangible assets	825	804
Investments in joint ventures and associated companies	1,537	1,512
Financial non-current assets [1]	1,042	309
Deferred tax assets	1,668	1,970
Total non-current assets	**15,738**	**15,956**
Current assets		
Current-asset properties [3]	18,610	18,568
Inventories	835	901
Financial current assets [2]	7,474	7,285
Tax assets	533	812
Gross amount due from customers for contract work	5,165	6,087
Trade and other receivables	23,646	25,988
Cash	9,409	7,881
Total current assets	**65,672**	**67,522**
TOTAL ASSETS	**81,410**	**83,478**
of which interest-bearing non-current assets	*987*	*245*
of which other interest-bearing current assets	*16,663*	*14,890*
Total interest-bearing assets	*17,650*	*15,135*
EQUITY		
Equity attributable to equity holders	20,287	19,071
Non-controlling interests	170	178
Total equity	**20,457**	**19,249**
LIABILITIES		
Non-current liabilities		
Financial non-current liabilities	1,913	1,077
Pensions	2,218	3,100
Deferred tax liabilities	1,673	1,760
Non-current provisions	53	86
Total non-current liabilities	**5,857**	**6,023**
Current liabilities		
Financial current liabilities [2]	1,153	2,081
Tax liabilities	1,064	864
Current provisions	5,012	4,908
Gross amount due to customers for contract work	16,535	17,050
Trade and other payables	31,332	33,303
Total current liabilities	**55,096**	**58,206**
TOTAL EQUITY AND LIABILITIES	**81,410**	**83,478**
of which interest-bearing financial liabilities	*2,834*	*2,699*
of which interest-bearing pensions and provisions	*2,292*	*3,206*
Total interest-bearing liabilities	*5,126*	*5,905*

1 of which shares	55	64

2 Items regarding non-interest-bearing unrealized changes in derivatives/financial instruments are included in the following amounts:

Financial current assets	220	276
Financial current liabilities	232	459

3 Current-asset properties

Commercial Development	10,106	9,590
Other commercial properties	1,219	1,245
Residential Development	7,285	7,733
	18,610	18,568

Note, Contingent liabilities

Contingent liabilities amounted to SEK 20.9 bn on Dec 31, 2009 (Dec 31, 2008: 7.6). During the period contingent liabilities increased by SEK 13.3 bn. The increase refers partly to participation in road consortia in the U.K. and Poland.

Summary statement of changes in equity

SEK M	Jan-Dec 2009	Jan-Dec 2008	Oct-Dec 2009	Oct-Dec 2008
Opening balance	19,249	20,724	19,271	19,319
of which non-controlling interests	*178*	*210*	*176*	*173*
Dividend to shareholders	-2,185	-3,448	0	0
Dividend to non-controlling interests	-8	-45	-1	-45
Effects of equity-settled share-based payments	130	56	41	17
Repurchase of shares	-355	-271	-152	-8
Other transfers of assets recognized directly in equity	0	-65	0	6
Total comprehensive income attributable to				
Equity holders	3,626	2,220	1,303	-84
Non-controlling interests	0	78	-5	44
Closing balance	**20,457**	**19,249**	**20,457**	**19,249**
of which non-controlling interests	*170*	*178*	*170*	*178*

Summary cash flow statement

SEK M	Jan-Dec 2009	Jan-Dec 2008	Oct-Dec 2009	Oct-Dec 2008
Cash flow from operating activities	7,393	554	4,039	3,178
Cash flow from investing activities	-3,131	-1,918	-1,434	-270
Cash flow from financing activities	-2,564	-5,576	-447	-1,078
Cash flow for the period	**1,698**	**-6,940**	**2,158**	**1,830**

Group net investments

SEK M	Jan-Dec 2009	Jan-Dec 2008	Oct-Dec 2009	Oct-Dec 2008
OPERATIONS - INVESTMENTS				
Intangible assets	-62	-79	-16	-39
Property, plant and equipment	-1,273	-2,142	-423	-715
Assets in Infrastructure Development	-445	-396	-153	-295
Shares and participations	-128	-7	1	-2
Current-asset properties	-6,649	-10,553	-1,740	-2,296
of which Residential Development	*-2,562*	*-4,333*	*-784*	*-908*
of which Commercial Development	*-3,488*	*-5,553*	*-1,004*	*-1,175*
of which other commercial properties	*-599*	*-667*	*48*	*-213*
Investments	**-8,557**	**-13,177**	**-2,331**	**-3,347**
OPERATIONS - DIVESTMENTS				
Intangible assets	0	1	0	0
Property, plant and equipment	401	637	242	225
Assets in Infrastructure Development	137	1,283	82	71
Shares and participations	2	39	1	4
Current-asset properties	8,065	7,587	2,754	1,950
of which Residential Development	*3,891*	*3,659*	*1,000*	*923*
of which Commercial Development	*3,279*	*3,537*	*925*	*918*
of which other commercial properties	*895*	*391*	*829*	*109*
Divestments	**8,605**	**9,547**	**3,079**	**2,250**
Net investments in operations[1]	**48**	**-3,630**	**748**	**-1,097**
STRATEGIC INVESTMENTS				
Businesses	-10	-5	0	5
Shares	-51	0	-12	0
Strategic investments	**-61**	**-5**	**-12**	**5**
STRATEGIC DIVESTMENTS				
Businesses	0	2	0	-2
Strategic divestments	**0**	**2**	**0**	**-2**
Net strategic investments[1]	**-61**	**-3**	**-12**	**3**
TOTAL NET INVESTMENTS[1]	**-13**	**-3,633**	**736**	**-1,094**
Depreciation, non-current assets	-1,505	-1,383	-412	-396

1 (+) divestments, (-) investments

Consolidated operating cash flow statement

SEK M	Jan-Dec 2009	Jan-Dec 2008	Oct-Dec 2009	Oct-Dec 2008
Cash flow from business operations before change in working capital	5,533	3,156	1,415	524
Change in working capital	1,528	1,879	1,341	3,394
Net investments in business operations	48	-3,630	748	-1,097
Cash flow adjustment, net investments	-15	20	305	-119
Taxes paid in business operations	-1,090	-1,788	-39	-300
Cash flow from business operations	**6,004**	**-363**	**3,770**	**2,402**
Net interest items and other net financial items	-347	460	-59	-21
Taxes paid in financing operations	104	-138	18	6
Cash flow from financing operations	**-243**	**322**	**-41**	**-15**
CASH FLOW FROM OPERATIONS	**5,761**	**-41**	**3,729**	**2,387**
Net strategic investments	-61	-3	-12	3
Taxes paid on strategic divestments	0	0	0	0
Cash flow from strategic investments	**-61**	**-3**	**-12**	**3**
Dividend etc.[1]	-2,545	-3,767	-150	-42
CASH FLOW BEFORE CHANGE IN INTEREST-BEARING RECEIVABLES AND LIABILITIES	**3,155**	**-3,811**	**3,567**	**2,348**
Change in interest-bearing receivables and liabilities	-1,457	-3,129	-1,409	-518
CASH FLOW FOR THE PERIOD	**1,698**	**-6,940**	**2,158**	**1,830**
Cash and cash equivalents at the beginning of the period	7,881	14,209	7,107	5,603
Exchange rate differences in cash and cash equivalents	-170	612	144	448
Cash and cash equivalents at the end of the period	**9,409**	**7,881**	**9,409**	**7,881**
Change in interest-bearing net receivables/net debt	3,294	-5,351	4,567	2,322
1 of which repurchases of shares	-355	-271	-152	-8

Key ratios

SEK M	Jan-Dec 2009	Jan-Dec 2008	Oct-Dec 2009	Oct-Dec 2008
Earnings per share after repurchases and conversion, SEK[1]	8.73	7.44	2.14	-0.09
Earnings per share after repurchases, conversion and dilution, SEK[2]	8.69	7.42	2.12	-0.10
Average number of shares outstanding after repurchases and conversion[3]	415,059,131	416,985,073		
Average number of shares outstanding after repurchases, conversion and dilution[3]	416,743,454	417,851,397		
Average dilution, percent[3]	0.40	0.21		
Depreciation , non-current assets	-1,505	-1,383	-412	-396
Return on capital employed, %[3]	21.2	18.3		
Return on equity, %[3]	18.9	15.9		
Average number of employees	52,931	57,815		
Order bookings[4]	128,783	126,524	34,208	27,646

1 Earnings for the period attributable to equity holders divided by the average number of shares outstanding after repurchases and conversion
2 Earnings for the period attributable to equity holders divided by the average number of shares outstanding after repurchases, conversion and dilution
3 Rolling 12 months
4 Refers to Construction

SEK M	Dec 31 2009	Dec 31 2008
Capital employed, closing balance	25,583	25,154
Capital employed, average	25,985	25,165
Equity/assets ratio, %	25.1	23.1
Interest-bearing net receivables (+)/net debt (-)	12,524	9,230
Debt/equity ratio	-0.6	-0.5
Order backlog[4 above]	136,528	142,402
Number of shares, at balance sheet date	423,053,072	423,053,072
of which Series A and Series B shares	419,113,072	418,553,072
of which Series D shares (without right to dividend, in Skanska's own custody)	3,940,000	4,500,000
Number of Series D shares converted to Series B shares	560,000	0
Average price, repurchased shares	100.69	96.97
Number of Series B shares repurchased	6,214,000	2,795,000
of which repurchased during the year	3,419,000	2,795,000
Number of shares in Skanska's own custody	6,331,190	2,793,162
Number of shares outstanding after repurchases and conversion	412,781,882	415,759,910
Number of shares outstanding after repurchases, conversion and dilution	415,262,136	417,027,688

Equity and adjusted equity

SEK bn	Dec 31 2009	Dec 31 2008
Equity attributable to equity holders	20.3	19.1
Unrealized surplus land value in Residential Development	1.0	1.0
Unrealized Commercial Development gains	2.2	2.1
Unrealized Infrastructure Development gains	8.8	6.0
Less 15 percent standard corporate tax	-1.8	-1.4
Adjusted equity	30.4	26.8
Equity per share, SEK [1]	49.15	45.87
Adjusted equity per share, SEK [2]	73.76	64.39

1 Equity atributable to equity holders divided by the number of shares outstanding after repurchases and conversion

2 Adjusted equity divided by the number of shares outstanding after repurchases and conversion

Operating segments

Skanska's business streams are reported as operating segments: Construction, Residential Development, Commercial Development and Infrastructure Development.

These business streams coincide with Skanska's operational organization and the way in which the Senior Executive Team monitors Group operations. The Senior Executive Team also constitutes Skanska's "chief operating decision maker".

Each operating segment carries out distinct types of operations with different risks. The Construction segment includes both building and civil construction.

Residential Development develops residential projects for immediate sale. Housing units are adapted to selected customer categories. Its units are responsible for planning and selling the projects. The construction assignments are performed by construction units in Skanska's Construction business stream in each respective market.

Commercial Development initiates, develops, leases and divests commercial real estate projects. Its project development focuses on office space, retail and logistics properties located in Stockholm, Gothenburg, the Öresund region, Helsinki, Prague, Ostrava, Budapest, Warsaw and selected US cities and some regional centers in Poland. The construction assignments are performed in most markets by Skanska's Construction segment.

Infrastructure Development specializes in identifying, developing and investing in privately financed infrastructure projects, for example roads, hospitals and power generating plants. The business stream focuses on creating new project opportunities primarily in those markets where the Group has operations. The construction assignments are performed in most markets by Skanska's construction units.

"Central and eliminations" includes the cost of Group headquarters and earnings of central companies.

Intra-Group pricing between the operating segments occurs on market conditions.

There are no assets in the operating segments that are affected by material changes, compared to the latest Annual Report. Their accounting principles coincide with those of the consolidated financial statements.

Revenue and operating income

	External revenue		Internal revenue		Total revenue		Operating income	
Mkr	Jan-Dec 2009	Jan-Dec 2008	Jan-Dec 2009	Jan-Dec 2008	Jan-Dec 2009	Jan-Dec 2008	Jan-Dec 2009	Jan-Dec 2008
Construction [1]	126,301	132,373	4,491	7,125	130,792	139,498	5,047	3,761
Residential Development	6,370	6,450	117	0	6,487	6,450	151	-177
Commercial Development	3,942	3,946	206	15	4,148	3,961	836	953
Infrastructure Development	151	54	0	1	151	55	-115	396
Total operating segments	136,764	142,823	4,814	7,141	141,578	149,964	5,919	4,933
Central	39	851	116	221	155	1,072	-679	-827
Eliminations	0	0	-4,930	-7,362	-4,930	-7,362	-18	-20
Total Group	136,803	143,674	0	0	136,803	143,674	5,222	4,086

1 of which external revenue from joint ventures in Infrastructure Development SEK 5,968 M (5,819)

Summary income statement, Parent Company

SEK M	Jan-Dec 2009	Jan-Dec 2008	Oct-Dec 2009	Oct-Dec 2008
Net sales	319	360	319	360
Cost of sales and selling and administrative expenses	-527	-659	-239	-381
Operating income	**-208**	**-299**	**80**	**-21**
Net financial items	2,690	3,409	231	548
Income after financial items	**2,482**	**3,110**	**311**	**527**
Taxes	12	-83	-73	-145
Profit for the period	**2,494**	**3,027**	**238**	**382**

Summary balance sheet, Parent Company

SEK M	Dec 31 2009	Dec 31 2008
ASSETS		
Intangible non-current assets	17	13
Property, plant and equipment	2	2
Financial non-current assets [1]	17,636	14,889
Total non-current assets	**17,655**	**14,904**
Current receivables	135	118
Total current assets	**135**	**118**
TOTAL ASSETS	**17,790**	**15,022**
EQUITY AND LIABILITIES		
Equity	7,330	7,365
Provisions	212	197
Non-current interest-bearing liabilities [1]	10,143	7,366
Current liabilities	105	94
TOTAL EQUITY AND LIABILITIES	**17,790**	**15,022**
Average number of employees	81	87

1 Of these amounts, SEK 6,925 M (Dec 31, 2008: 4,203) were intra-Group receivables and SEK 10,143 M (Dec 31, 2008: 7,366) intra-Group liabilities.

Note, Contingent liabilities

The Parent Company's contingent liabilities totaled SEK 109.0 bn (Dec 31, 2008: 91.9), of which SEK 97.5 bn (Dec 31, 2008: 85.0) was related to obligations on behalf of Group companies. Other obligations, SEK 11.5 bn (Dec 31 2008: 6.9), were related to commitments to outside parties.

Additional information

Business streams

Construction

SEK M	Jan-Dec 2009	Jan-Dec 2008	Oct-Dec 2009	Oct-Dec 2008
Revenue	130,792	139,498	32,181	38,271
Gross income	**11,392**	**10,527**	**2,938**	**3,003**
Selling and administrative expenses	-6,348	-6,799	-1,611	-2,035
Income from joint ventures and associated companies	3	33	3	-7
Operating income	**5,047**	**3,761**	**1,330**	**961**
Investments	-1,981	-2,897	-397	-961
Divestments	1,315	1,042	888	319
Net investments	**-666**	**-1,855**	**491**	**-642**
Cash flow from operations before investments and change in working capital	6,577	4,935	1,748	1,298
Change in working capital	1,138	2,700	1,404	3,824
Net investments in operations	-605	-1,854	503	-647
Cash flow adjustment, net investments	256	134	275	374
Operating cash flow from business operations [1]	7,366	5,915	3,930	4,849
Net strategic investments	-61	-1	-12	5
Cash flow	**7,305**	**5,914**	**3,918**	**4,854**
Gross margin, %	8.7	7.5	9.1	7.8
Selling and administrative expenses, %	-4.9	-4.9	-5.0	-5.3
Operating margin %	3.9	2.7	4.1	2.5
Capital employed, SEK bn	-0.1	0.0		
Order bookings, SEK bn	128.8	126.5	34.2	27.6
Order backlog, SEK bn	136.5	142.4		
Employees	51,660	56,482		

1 Before taxes, financing operations and dividends

Residential Development

SEK M	Jan-Dec 2009	Jan-Dec 2008	Oct-Dec 2009	Oct-Dec 2008
Revenue	6,487	6,450	1,801	1,187
Gross income	**731**	**479**	**270**	**-314**
Selling and administrative expenses	-576	-731	-182	-222
Income from joint ventures and associated companies	-4	75	3	6
Operating income	**151**	**-177**	**91**	**-530**
Investments	-2,898	-4,303	-789	-883
Divestments	3,856	3,632	979	899
Net investments	**958**	**-671**	**190**	**16**
Cash flow from operations before investments and change in working capital	-480	-598	-144	-369
Change in working capital	-164	-400	-90	-111
Net investments in operations	958	-671	190	16
Cash flow adjustment, net investments	-259	-74	-148	-64
Operating cash flow from business operations [1]	55	-1,743	-192	-528
Net strategic investments	0	0	0	0
Cash flow	**55**	**-1,743**	**-192**	**-528**
Operating margin, %	2.3	neg	5.1	neg
Capital employed, SEK bn	6.4	6.3		
Return on capital employed (RoCE), % [2]	2.6	neg		
Employees	669	676		

1 Before taxes, financing operations and dividends
2 Rolling 12 months

Commercial Development

SEK M	Jan-Dec 2009	Jan-Dec 2008	Oct-Dec 2009	Oct-Dec 2008
Revenue [1]	4,148	3,961	1,322	1,080
Gross income	**1,153**	**1,292**	**221**	**266**
Selling and administrative expenses [2]	-317	-305	-99	-103
Income from joint ventures and associated companies	0	-34	4	-39
Operating income	**836**	**953**	**126**	**124**
of which gain from divestments of properties [3]	799	1,183	145	249
of which operating net, completed properties [4]	273	115	71	31
of which write-downs/reversal of write-downs	-79	-102	-57	-102
Investments	-3,490	-5,556	-1,004	-1,175
Divestments	3,487	3,573	1,131	933
Net investments	**-3**	**-1,983**	**127**	**-242**
Cash flow from operations before investments and change in working capital	130	-92	41	35
Change in working capital	724	-212	139	-165
Net investments in operations	-3	-1,983	127	-242
Cash flow adjustment, net investments	-11	-41	179	-429
Operating cash flow from business operations [5]	840	-2,328	486	-801
Net strategic investments	0	0	0	0
Cash flow	**840**	**-2,328**	**486**	**-801**
Capital employed, SEK bn	10.9	11.5		
Return on capital employed (RoCE), % [6]	7.7	10.4		
Employees	187	176		

1 Of which intra-Group property divestments	206	15	0	0
2 Of which cost for development organization	-272	-262	-83	-91
3 Additional gain included in eliminations was	88	55	48	17
4 After selling and administrative expenses				
5 Before taxes, financing operations and dividends				
6 Rolling 12 months				

Infrastructure Development

SEK M	Jan-Dec 2009	Jan-Dec 2008	Oct-Dec 2009	Oct-Dec 2008
Revenue	151	55	37	20
Gross income	**-87**	**-184**	**-41**	**-58**
Selling and administrative expenses	-155	-202	-33	-81
Income from joint ventures and associated companies	127	782	31	-30
Operating income	**-115**	**396**	**-43**	**-169**
of which gains from divestments of shares in projects [1]	0	684	0	0
Investments	-445	-396	-153	-295
Divestments	137	1,283	82	71
Net investments	**-308**	**887**	**-71**	**-224**
Cash flow from operations before investments and change in working capital	-35	-187	-12	-110
Change in working capital	62	49	31	77
Net investments in operations	-308	887	-71	-224
Cash flow adjustment, net investments	0	0	0	0
Operating cash flow from business operations [2]	-281	749	-52	-257
Net strategic investments	0	0	0	0
Cash flow	**-281**	**749**	**-52**	**-257**
Capital employed, SEK bn	1.8	1.8		
Return on capital employed (RoCE), % [3]	neg	17.3		
Employees	128	133		

1 Additional gain included in eliminations was	0	2	0	0
2 Before taxes, financing operations and dividends				
3 Rolling 12 months				

Construction, by business/reporting unit

SEK M	Revenue Jan-Dec 2009	Jan-Dec 2008	Oct-Dec 2009	Oct-Dec 2008
Sweden	25,004	30,264	6,780	7,839
Norway	11,254	13,345	2,750	3,423
Finland	7,151	9,403	1,790	2,554
Poland	7,385	7,619	2,580	2,296
Czech Republic	11,749	13,471	3,249	4,012
UK	18,383	17,908	4,163	4,250
USA Building	30,796	30,317	6,036	8,743
USA Civil	13,054	11,548	3,137	3,298
Latin America	6,016	5,623	1,696	1,856
Total	**130,792**	**139,498**	**32,181**	**38,271**

SEK M	Operating income Jan-Dec 2009	Jan-Dec 2008	Oct-Dec 2009	Oct-Dec 2008	Operating margin, % Jan-Dec 2009	Jan-Dec 2008	Oct-Dec 2009	Oct-Dec 2008
Sweden	1,147	1,596	226	436	4.6	5.3	3.3	5.6
Norway	455	409	92	77	4.0	3.1	3.3	2.2
Finland	232	23	83	-155	3.2	0.2	4.6	neg
Poland	338	411	71	89	4.6	5.4	2.8	3.9
Czech Republic	524	376	158	105	4.5	2.8	4.9	2.6
UK	464	-523	149	-47	2.5	neg	3.6	neg
USA Building	511	442	111	135	1.7	1.5	1.8	1.5
USA Civil	1,128	737	344	222	8.6	6.4	11.0	6.7
Latin America	248	290	96	99	4.1	5.2	5.7	5.3
Total	**5,047**	**3,761**	**1,330**	**961**	**3.9**	**2.7**	**4.1**	**2.5**

SEK M	Order backlog Dec 31 2009	Dec 31 2008	Order bookings Jan-Dec 2009	Jan-Dec 2008	Oct-Dec 2009	Oct-Dec 2008
Sweden	15,437	19,308	21,817	27,258	4,890	6,001
Norway	9,121	8,029	11,274	10,679	4,729	1,922
Finland	4,740	5,768	6,285	6,681	1,988	1,509
Poland	12,079	5,613	13,958	9,363	2,444	2,445
Czech Republic	11,104	14,555	8,960	14,145	1,310	3,558
UK	24,496	22,349	20,212	13,072	2,519	1,215
USA Building	29,639	32,879	29,770	26,047	9,414	8,157
USA Civil	26,364	29,535	11,854	13,683	5,524	1,406
Latin America	3,548	4,366	4,653	5,596	1,390	1,433
Total	**136,528**	**142,402**	**128,783**	**126,524**	**34,208**	**27,646**

Residential Development, by business/reporting unit

SEK M	Revenue Jan-Dec 2009	Revenue Jan-Dec 2008	Revenue Oct-Dec 2009	Revenue Oct-Dec 2008	Operating income[1] Jan-Dec 2009	Operating income[1] Jan-Dec 2008	Operating income[1] Oct-Dec 2009	Operating income[1] Oct-Dec 2008
Sweden	3,602	3,204	1,019	606	139	219	42	-20
Norway	719	935	184	105	-33	-29	-5	-107
Denmark	257	271	49	54	-38	-249	-17	-167
Finland	1,004	866	333	163	-14	-284	42	-277
Nordics	**5,582**	**5,276**	**1,585**	**928**	**54**	**-343**	**62**	**-571**
Czech Republic	905	1,174	216	259	97	166	29	41
Total	**6,487**	**6,450**	**1,801**	**1,187**	**151**	**-177**	**91**	**-530**

	Operating margin, %[1] Jan-Dec 2009	Operating margin, %[1] Jan-Dec 2008	Operating margin, %[1] Oct-Dec 2009	Operating margin, %[1] Oct-Dec 2008	Return on capital employed[2] Jan-Dec 2009	Return on capital employed[2] Jan-Dec 2008
Sweden	3.9	6.8	4.1	neg	10.4	20.6
Norway	neg	neg	neg	neg	neg	neg
Denmark	neg	neg	neg	neg	neg	neg
Finland	neg	neg	12.6	neg	neg	neg
Nordics	**1.0**	**neg**	**3.9**	**neg**	**1.3**	**neg**
Czech Republic	10.7	14.1	13.4	15.8	10.8	33.5
Total	**2.3**	**neg**	**5.1**	**neg**	**2.6**	**neg**

1 Development gain only. Construction margin reported under Construction.

2 Rolling 12 months

At the end of 2009, there were 2,236 (4,949) residential units under construction. Of these, 74 (60) percent were sold. The number of completed unsold residential units totaled 484 (675). During the year, construction started on 685 (3,018) units. In the Nordic countries, the number of residential units started was 564 (2,009) – of which 390 were in Sweden – while in the Czech Republic they totaled 121 (1,009). The number of residential units sold during the year was 2,277 (2,388). In the Nordic countries, the number of units sold totaled 2,008 (1,689), while sales in the Czech Republic totaled 269 (699) units.

The carrying amount of current-asset properties in Residential Development totaled SEK 7.3 billion (7.7). A breakdown of the carrying amount can be seen in the table below. The carrying amount of undeveloped land and development properties was SEK 6.1 billion. This was equivalent to building rights for about 21,100 residential units and about 2,200 building rights in associated companies. In addition, the business stream was entitled to purchase about 10,000 more building rights under certain conditions.

Breakdown of carrying amount, current-asset properties, December 31, 2009

SEK M	Residential Development	Commercial Development	Construction	Total
Completed projects	770	2,984	336	4,090
Ongoing projects	451	4,398	295	5,144
Undeveloped land and development properties	6,064	2,724	588	9,376
Total	**7,285**	**10,106**	**1,219**	**18,610**

Commercial Development

SEK M	Carrying amount, end of period	Carrying amount upon completion	Market value	Occupancy rate, %	Degree of completion, %
Completed projects	2,984	2,984	4,006	91	100
Completed projects 2009	2,898	2,898	3,522	91	100
Total completed projects	**5,882**	**5,882**	**7,528**	0	0
Undeveloped land and development properties	2,724	2,724	3,009		
Subtotal	**8,606**	**8,606**	**10,537**		
Ongoing projects	1,500	2,430	1,720 [1]	82	62
Total	**10,106**	**11,036**	**12,257**		

Value creation in Commercial Development	Jan-Dec 2009	Jan-Dec 2008
Accrued development profit	734	1,208
Cost of development organization	-272	-262
Total	**462**	**946**

1 Market value refers to accrued market value

Commercial Development has 19 projects underway, 16 of them in the Nordic countries. Ongoing projects represented leasable space of about 258,000 sq. m (2.78 million sq. ft.) and had a pre-leasing rate of 82 percent, measured in rent. At year-end, the carrying amount for ongoing projects was SEK 1.5 (3.3) billion. Their carrying amount upon completion is expected to total SEK 2.4 billion, with an estimated market value of SEK 2.8 billion, of which SEK 1.7 billion was accrued at the end of 2009. The degree of completion in ongoing projects was about 62 percent.

The carrying amount of Skanska's portfolio of completed projects, including projects completed during 2009, amounted to SEK 5.9 (3.8) billion, with an estimated market value, based on an appraisal dated December 2009, of SEK 7.5 (5.1) billion. The occupancy rate, measured in rent, amounted to 91 (94) percent.

The carrying amount of Skanska's undeveloped land and development properties (building rights) totaled about SEK 2.7 (2.5) billion, with an estimated market value of SEK 3.0 billion.

Value creation, defined as accrued development gains minus the cost of the project development organization, amounted to SEK 462 M (946).

At year-end, accumulated eliminations of intra-Group project gains amounted to SEK 298 M (294). These eliminations are reversed as each respective project is divested.

Infrastructure Development

SEK bn	Dec 31 2009	Dec 31 2008
Present value of cash flow from projects	11.5	8.4
Present value of remaining investments	-1.0	-0.6
Net present value of projects	**10.5**	**7.8**
Carrying amount	-2.0	-2.0
Unrealized development gain Skanska ID	**8.5**	**5.8**
Group eliminations	0.3	0.2
Unrealized development gain, Group	**8.8**	**6.0**

At year-end 2009, the carrying amount of shares, participations, subordinated receivables and concessions in Infrastructure Development totaled about SEK 2.0 (2.0) billion. During the fourth quarter, the carrying amount was reduced by SEK 0.3 billion due to market valuation of interest rate swaps, in compliance with IAS 39. Remaining investment obligations related to ongoing Infrastructure Development projects nominally amounted to about SEK 1.4 (0.7) billion, with a present value of about SEK 1.0 (0.6) billion. At the Group level, Skanska eliminates gains from Construction equivalent to Skanska's ownership in projects. Altogether, these eliminations totaled about SEK 0.3 (0.2) billion at year-end. These eliminations are reversed as the asset is consumed or as projects are divested. At year-end, unrealized development gains at the Group level totaled about SEK 8.8 (6.0) billion. The increase in unrealized development gains consisted mainly of the investments in the M25 orbital motorway in the United Kingdom and the A1 expressway in Poland and time value effects in appraisal of future cash flows. Currency rate effects also had a positive impact during the fourth quarter, increasing unrealized development gain by SEK 0.7 billion, primarily due to the weakening of the Swedish krona against the Chilean peso.

Five-year Group financial summary

	Dec 31 2009	Dec 31 2008	Dec 31 2007	Dec 31 2006	Dec 31 2005
Revenue	136,803	143,674	138,781	125,603	124,667
Operating income	5,222	4,086	5,406	4,762	5,000
Profit for the period	3,628	3,157	4,121	3,655	3,890
Earnings per share after repurchases and conversion, SEK	8.73	7.44	9.78	8.68	9.27
Return on capital employed, %	21.2	18.3	25.0	22.5	23.3
Return on equity, %	18.9	15.9	21.1	20.5	22.0
Operating margin, %	3.8	2.8	3.9	3.8	4.0
Cash flow per share [1]	7.6	-9.1	10.8	-2.0	9.8

1 Cash flow before change in interest-bearing receivables and liabilites divided by the average number of shares outstanding after repurchases and conversion

For further information, please contact:

Hans Biörck, Executive Vice President and CFO, Skanska AB, tel +46 10 448 8832
Pontus Winqvist, Senior Vice President, Investor Relations, Skanska AB, tel +46 10 448 8851
Karin Lepasoon, Executive Vice President, Communications & IR, Skanska AB, tel +46 10 448 8874
Peter Gimbe, Press Officer, Skanska AB, tel +46 10 448 8838, cell phone +46 70 543 88 38

This report will also be presented at a combined press and telephone conference at 11:00 a.m. on February 5, at the Scandic Anglais Hotel, Humlegårdsgatan 23, Stockholm, Sweden.

The press conference will be webcast live at www.skanska.com/investors, where a recording of the conference will also be available later.

This and previous releases can also be found at www.skanska.com/investors

To participate in the telephone conference, please dial +46 8 505 598 53, or +44 203 043 24 36, or +1 866 458 40 87.

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Market Act.

SKANSKA

Press release

February 5, 2010
8.30 a.m.

Skanska acquires two residential projects in Gothenburg from SBC

Skanska has acquired two cooperative-housing projects from SBC, Sveriges Bostadsrättscentrum AB. The acquisition entails building rights and progressive project plans for a total of about 280 cooperative apartments in prime locations in the Gothenburg area. Skanska's total investment following the completion of the projects is estimated at about SEK 1.2 billion.

The Fiskebäck project is located by the Fiskebäck marina southwest of Gothenburg. The project is situated on the coast and encompasses about 140 apartments, 140 underground-parking places and 125 berths. Sales are expected to commence in 2010 with preliminary occupancy in 2011-2012.

The other project, Johanneberg, is located within walking distance of the central districts of Gothenburg. The project encompasses about 140 apartments with 130 underground parking places. Sales at Johanneberg are expected to commence in 2012, with occupancy in 2013.

"New homes are in strong demand among Skanska's customers. It is gratifying that, through the acquisition of two excellent land plots in Gothenburg, Skanska has the opportunity to offer its customers new, energy-efficient homes in prime locations," says Lars Björklund, President of Skanska Residential Development Nordic.

Sales of the cooperative apartments will be managed by Skanska Residential Development. Skanska will also take over prospective buyers from SBC. The homes will be constructed by Skanska Sweden.

Skanska Residential Development Nordic initiates and develops residential areas for apartment blocks and single family homes. At the beginning of 2009, the business unit had approximately 3,400 new homes in production and has about 400 employees in Skanska Residential Development in Sweden, Skanska Kodit in Finland and Skanska Bolig in Norway.

For further information, please contact:

Lars Henriksson, Head of Business Development, Market Area West, Skanska Residential Development, Tel: +46(0)10-448 46 68.
Peter Gimbe, Group Press Officer, Skanska AB, Tel: +46 (0)10-448 88 38.
Direct line for media: Tel: +46 (0)10-448 88 99.
Helena Skåntorp, President and CEO, SBC, Tel: +46 (0)708-18 39 07.

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 56,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2008 totaled SEK 144 billion.